                         OFFICE OF THRIFT SUPERVISION
                           Washington, D.C.  20549

                                 FORM 10-QSB

   [X]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended March 31, 1996
                                     OR
   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________ to __________

                 Commission file number:  OTS docket #2891


                         FIRST SAVINGS BANK, F.S.B.
------------------------------------------------------------------------------
     (Exact name of small business issuer as specified in its charter)

     Office of Thrift Supervision                            85-0028945
----------------------------------------               -----------------------
     (State or other jurisdiction                          (I.R.S. Employer
   of incorporation or organization)                      Identification No.)

801 Pile Street, Clovis, New Mexico                             88101
----------------------------------------               -----------------------
(Address of principal executive offices)                     (Zip Code)

Registrant's telephone number, including area code:       (505) 762-4417
                                                   ---------------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   X       No
   -------      -------

                695,698 Shares of Capital Stock $1.00 par value
                        Outstanding as of May 14, 1996

                         FIRST SAVINGS BANK, F.S.B.

                                    INDEX

PART I - FINANCIAL INFORMATION

     Unaudited Consolidated Statements of Financial Condition.............  3

     Unaudited Consolidated Statements of Operations......................  4

     Unaudited Consolidated Statements of Changes in Stockholders'
      Equity..............................................................  5

     Unaudited Consolidated Statements of Cash Flows......................  6

     Notes to Consolidated Financial Statements (Unaudited)........... 7 - 11

     Managements' Discussion and Analysis of Financial Condition
     and Results of Operations........................................12 - 15

PART II - OTHER INFORMATION............................................... 16

SIGNATURES................................................................ 17

First Savings Bank, F.S.B.
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                            MARCH 31,      DECEMBER 31,
                                              1996            1995
                                          ------------     ------------
ASSETS

Cash and cash equivalents                 $  4,463,268     $  6,752,606
Certificates of deposit                        381,211          476,425
Assets available-for-sale:
  Securities (aggregate cost of
   $28,234,688 and $33,294,495)             27,857,466       33,090,085
  Loans (aggregate fair value of
   $1,284,286 and $874,512)                  1,269,645          861,454
Securities held-to-maturity:
  (aggregate fair value of
   $39,026,652 and $36,025,403)             39,937,743       36,404,135
Loans receivable                            35,482,799       34,331,988
Interest receivable                            621,893          692,771
Real estate owned                               94,736          113,820
FHLB stock                                   1,505,334        1,483,434
Premises and equipment                       1,964,383        1,984,860
Servicing fees                                 356,420          359,854
Other assets                                 1,556,817          414,867
                                          ------------     ------------
TOTAL ASSETS                              $115,491,715     $116,966,299
                                          ------------     ------------
                                          ------------     ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Deposits                                  $109,420,452     $110,633,124
Accrued interest and other liabilities         307,821          401,641
Advance payments by borrowers for
 taxes and insurance                           292,422          311,157
                                          ------------     ------------
TOTAL LIABILITIES                          110,020,695      111,345,922
                                          ------------     ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, $1 par value, authorized -
 6,000,000 shares, issued - 695,698
 shares                                        695,698          695,698
Capital in excess of par value               6,137,701        6,137,701
Accumulated deficit                           (985,157)      (1,008,612)
Unrealized loss on securities
 available-for-sale, net                      (377,222)        (204,410)
                                          ------------     ------------
TOTAL STOCKHOLDERS' EQUITY                   5,471,020        5,620,377
                                          ------------     ------------

TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY                                   $115,491,715     $116,966,299
                                          ------------     ------------
                                          ------------     ------------


SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

First Savings Bank, F.S.B.
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

                                                THREE MONTH PERIODS ENDED
                                                        MARCH 31,
                                                -------------------------
                                                     1996         1995
                                                  ----------   ----------
Interest income:
  Loans                                           $  784,702   $  818,627
  U.S. government agency and other securities         84,017      131,378
  Mortgage-backed securities                         927,486    1,058,088
  Other interest income                              104,727       42,453
                                                  ----------   ----------
    Total interest income                          1,900,932    2,050,546
                                                  ----------   ----------

Interest expense:
  Deposits                                         1,277,523    1,272,958
  FHLB advances                                       --           54,350
                                                  ----------   ----------
    Total interest expense                         1,277,523    1,327,308
                                                  ----------   ----------

Net interest income before provision for
 credit losses                                       623,409      723,238
Provision for credit losses (credited)               (61,779)      --
                                                  ----------   ----------
    Net interest income after provision for
     credit losses                                   685,188      723,238
                                                  ----------   ----------

Non-interest income:
  Loan servicing and other fees                       87,549      103,444
  Gains on loans held-for-sale                        36,247       21,222
  Other                                               75,008       87,297
                                                  ----------   ----------
    Total non-interest income                        198,804      211,963
                                                  ----------   ----------

Non-interest expenses:
  Compensation and employee benefit                  389,854      405,692
  Occupancy                                           85,284       90,261
  Federal insurance                                   98,728      100,962
  Advertising                                          3,869        7,630
  Real estate operations, net                         36,099          576
  Professional fees                                   31,759       61,877
  Other                                              214,944      202,894
                                                  ----------   ----------
    Total non-interest expenses                      860,537      869,892
                                                  ----------   ----------

Net income                                        $   23,455   $   65,309
                                                  ----------   ----------
                                                  ----------   ----------

Earnings per share                                $      .03   $      .09
                                                  ----------   ----------
                                                  ----------   ----------

Weighted average shares outstanding                  695,698      695,698
                                                  ----------   ----------
                                                  ----------   ----------

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

First Savings Bank, F.S.B.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                        UNREALIZED
                       NUMBER                                             LOSS ON
                         OF       COMMON    CAPITAL IN                   SECURITIES
                       COMMON     STOCK     EXCESS OF    ACCUMULATED   AVAILABLE-FOR-
                       SHARES     AMOUNT    PAR VALUE     DEFICIT        SALE, NET        TOTAL
                       -------   --------   ----------   -----------   --------------   ----------
Balance at
 December 31, 1995     695,698   $695,698   $6,137,701   $(1,008,612)    $(204,410)     $5,620,377

    NET INCOME            --        --          --            23,455          --            23,455

CHANGE IN UNREALIZED
 LOSS ON SECURITIES
 AVAILABLE-FOR-SALE,
 NET                      --        --          --            --          (172,812)       (172,812)
                       -------   --------   ----------   ----------      ---------      ----------
BALANCE AT MARCH
 31, 1996              695,698   $695,698   $6,137,701   $ (985,157)     $(377,222)     $5,471,020
                       -------   --------   ----------   ----------      ---------      ----------
                       -------   --------   ----------   ----------      ---------      ----------

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

First Savings Bank, F.S.B.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    THREE MONTH PERIODS ENDED
                                                             MARCH 31,
                                                    -------------------------
                                                       1996           1995
                                                    -----------   -----------
Cash flows from operating activities:
  Net Income                                        $    23,455   $    65,309
  Adjustments to reconcile net income to cash
   used by operations:
    Depreciation                                         33,021        32,358
    Provision for credit losses credited                (61,779)        --
    Amortization of premiums on investment
     securities                                          45,601        43,310
    Gain on sale of loans                               (36,247)      (21,222)
    Proceeds for loan sales                           2,415,926     1,480,565
    Originations of loans held-for-sale              (2,787,870)   (2,850,767)
    Gain on sale of REO                                  --            (4,582)
    Loss on sale of assets                               --               233
    Net decrease in accrued income and other assets      70,878        84,543
    (Increase) decrease in accrued interest and
     other liabilities                                  (93,820)        8,138
    Increase in other assets                         (1,141,332)     (148,241)
                                                    -----------   -----------
      Net cash used by operating activities          (1,532,167)   (1,310,356)
                                                    -----------   -----------

Cash flows from investing activities:
  Proceeds from maturities and principal repayments
   of available-for-sale securities                   5,028,245        51,238
  Purchases of held-to-maturity securities           (5,000,000)        --
  Proceeds from maturities and principal repayments
   of held-to-maturity securities                     1,452,353     1,503,360
  Net decrease (increase) in certificates of deposit     95,214          (249)
  Net decrease (increase) in loans                   (1,089,032)    1,695,972
  Proceeds from sales of real estate                     --             1,696
  Net purchases of premises and equipment and
   other assets                                         (12,544)       (7,676)
                                                    -----------   -----------
      Net cash provided by investing activities         474,236     3,244,341
                                                    -----------   -----------

Cash flows from financing activities:
  Net increase (decrease) in deposits                (1,212,672)    3,960,958
  Net change in FHLB advances                            --        (6,200,000)
  Net increase (decrease) in advance payments by
   borrowers for taxes and insurance                    (18,735)      165,381
                                                    -----------   -----------
      Net cash used by financing activities          (1,231,407)   (2,073,661)
                                                    -----------   -----------

Decrease in cash and cash equivalents                (2,289,338)     (139,676)
Cash and cash equivalents at beginning of period      6,752,606     3,048,974
                                                    -----------   -----------

Cash and cash equivalents at end of period          $ 4,463,268   $ 2,909,298
                                                    -----------   -----------
                                                    -----------   -----------

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                        $ 1,128,563   $ 1,223,757
    Income Taxes                                            100         --

SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 1996
----------------------------------------------------------------------------
NOTE A - BASIS OF CONSOLIDATION AND PRESENTATION

The accompanying unaudited consolidated financial statements include the accounts of First Savings Bank, F.S.B. and its wholly-owned subsidiary, First Equity Development Corporation. Collectively, First Savings Bank and First Equity Development Corporation are referred to herein as the Bank. The financial statements have been prepared in accordance with the instructions to Form 10-QSB and do not include all disclosures required by generally accepted accounting principles for complete financial statements. Certain information required by generally accepted accounting principles has been condensed or omitted pursuant to such regulations. All significant intercompany transactions and balances have been eliminated.

The unaudited consolidated financial statements include all adjustments (consisting only of normal recurring accruals) which Management considers necessary for a fair presentation of results for those interim periods. The results for the three-month periods ended March 31, 1996 and 1995 are not necessarily indicative of the results for the entire year.

The unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements of the Bank for the year ended December 31, 1995.

Certain reclassifications have been made to the 1995 consolidated financial statements in order for them to conform with the 1996 presentation.

-----------------------------------------------------------------------------
NOTE B - ASSETS AVAILABLE-FOR-SALE

Due to the implementation of Financial Accounting Standards (FASB) 115 at December 31, 1993, the Bank's securities which are available-for-sale (AFS) are recorded at fair value. A summary of assets available-for-sale is as follows:

                                                MARCH 31, 1996
                                -----------------------------------------------
                                 AMORTIZED       FAIR        GROSS   UNREALIZED
                                    COST         VALUE       GAINS     LOSSES
                                -----------   -----------   -------  ----------
MORTGAGE-BACKED SECURITIES:
  GNMA ADJUSTABLE RATE          $27,234,688   $26,856,565   $   800   $378,923
OBLIGATION OF U.S.
 GOVERNMENT AGENCIES              1,000,000     1,000,901       901       --
LOANS ON RESIDENTIAL
 ONE-TO-FOUR UNITS                1,269,645     1,284,286    14,942        301
                                -----------   -----------   -------   --------
                                $29,504,333   $29,141,752   $16,643   $379,224
                                -----------   -----------   -------   --------
                                -----------   -----------   -------   --------

                                                DECEMBER 31, 1995
                                -----------------------------------------------
                                 AMORTIZED       FAIR        GROSS   UNREALIZED
                                    COST         VALUE       GAINS     LOSSES
                                -----------   -----------   -------  ----------
Mortgage-backed securities:
  GNMA adjustable rate          $28,295,654   $28,095,981   $30,691   $230,364
Obligation of U.S.
 government agencies              4,998,841     4,994,104    10,000     14,737
Loans on residential
 one-to-four units                  861,454       874,512    13,058          0
                                -----------   -----------   -------   --------
                                $34,155,949   $33,964,597   $53,749   $245,101
                                -----------   -----------   -------   --------
                                -----------   -----------   -------   --------

----------------------------------------------------------------------------
NOTE C - SECURITIES HELD-TO-MATURITY

A summary of securities held-to-maturity is as follows:

                                                 MARCH 31, 1996
                                -----------------------------------------------
                                 AMORTIZED       FAIR        GROSS   UNREALIZED
                                    COST         VALUE       GAINS     LOSSES
                                -----------   -----------   -------  ----------
MORTGAGE-BACKED SECURITIES:
  FNMA PARTICIPATION
   CERTIFICATES                 $ 6,041,301   $ 5,817,588   $    --   $223,713
  FHLMC PARTICIPATION
   CERTIFICATES                  26,669,805    26,023,954     7,381    653,232
  FHLMC ADJUSTABLE RATE           2,209,359     2,171,736        --     37,623
INVESTMENT SECURITIES:
  OBLIGATION OF U.S. GOVERNMENT   5,017,278     5,013,374        --      3,904
                                -----------   -----------   -------   --------
                                $39,937,743   $39,026,652    $7,381   $918,472
                                -----------   -----------   -------   --------
                                -----------   -----------   -------   --------


                                               DECEMBER 31, 1995
                                -----------------------------------------------
                                 AMORTIZED       FAIR        GROSS   UNREALIZED
                                    COST         VALUE       GAINS     LOSSES
                                -----------   -----------   -------  ----------
Mortgage-backed securities:
  FNMA participation
   certificates                 $ 6,225,192   $ 6,106,781   $    --   $118,411
  FHLMC participation
   certificates                  27,872,939    27,648,060    43,254    268,133
  FHLMC adjustable-rate           2,306,004     2,270,562        --     35,442
                                -----------   -----------   -------   --------
                                $36,404,135   $36,025,403   $43,254   $421,986
                                -----------   -----------   -------   --------
                                -----------   -----------   -------   --------

-----------------------------------------------------------------------------
NOTE D - LOANS

Loans consisted of the following:

                                                    MARCH 31,     DECEMBER 31,
                                                      1996            1995
                                                   -----------    ------------
First mortgage loans:
  Conventional                                     $24,794,144    $25,110,648
  FHA insured and VA guaranteed                      4,654,476      4,059,531
Consumer and installment loans                       5,400,934      4,558,130
Consumer timeshare loans                               435,670        560,320
Construction loans                                     943,954      1,059,954
Other                                                  494,441        552,822
                                                   -----------    -----------
                                                    36,723,619     35,901,405

Less:
  Loans in process                                     649,868        862,760
  Deferred loan fees and unearned discounts            165,702        210,803
  Allowance for credit losses                          363,675        427,889
  Deferred income                                       61,575         67,965
                                                   -----------    -----------
                                                   $35,482,799    $34,331,988
                                                   -----------    -----------
                                                   -----------    -----------


Changes in the allowance for credit losses are as follows:

                                  THREE MONTHS ENDED         YEAR ENDED
                                    MARCH 31, 1996       DECEMBER 31, 1995
                                  ------------------     -----------------
Balance at beginning of year           $427,889              $460,923
Provision credited to operations        (61,779)              (15,000)
Charge-offs                              (3,228)              (20,878)
Recoveries                                  793                 2,844
                                       --------              --------
Balance at end of period               $363,675              $427,889
                                       --------              --------
                                       --------              --------

------------------------------------------------------------------------------
NOTE E  - NON-PERFORMING ASSETS

The composition of the Bank's portfolio of non-performing assets is shown in the following table.

                                         MARCH 31, 1996    DECEMBER 31, 1995
                                         --------------    -----------------
                                                  (IN THOUSANDS)
Non-accruing loans (1)                      $    --             $    --
Past due 90 days or more and
 still accruing                                  --                  --
Renegotiated loans (2)                        1,573               1,573
Real estate owned (3)                            95                 114
                                             ------              ------
Total                                        $1,668              $1,687
                                             ------              ------
                                             ------              ------

Ratio of non-performing assets
 to total assets                               1.44%               1.44%
                                             ------              ------
                                             ------              ------

(1) Generally refers to loans that are contractually delinquent (i.e., payments were due and unpaid for more than 90 days.)

(2) Renegotiated loans are those for which the interest rate or other terms were renegotiated because of the inability of borrowers to service the obligation under the original terms of the agreements and loans to facilitate the sale of real estate.

(3) Refers to real estate acquired by the Bank through foreclosure or voluntary deed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS
MARCH 31, 1996

FINANCIAL CONDITION

Total assets decreased by $1,474,584 or 1.26% during the quarter ended March 31, 1996. Cash and cash equivalents were reduced by $2,289,338 or 33.90% from December 31, 1995 to March 31, 1996. Assets available-for-sale were also reduced during the first quarter of 1996, by $4,824,428 or 14.21% due to repayment of principal of approximately $4 million which was reinvested in securities held-to-maturity and loans receivable. Securities held-to-maturity increased by $3,533,608 or 9.71% and loans receivable increased by $1,150,811 or 3.35% from December 31, 1995 to March 31, 1996. Other assets increased by $1,141,950 at the end of the quarter ended March 31, 1996, due to a receivable from the maturity of investment securities.

Total liabilities decreased by $1,325,227 of 1.19% from December 31, 1995 to March 31, 1996. A reduction in deposits of $1,212,672 accounted for the majority of this decrease. The decease in deposits was primarily due to the Bank's current pricing policy and a change in strategy for the type of deposit accounts offered to customers.

Stockholders' equity decreased by $149,357 or 2.66% in the quarter ended March 31, 1996 due to an increase in unrealized loss on securities available-for-sale of $172,812 and net income for the first quarter of 1996 of $23,455.

CAPITAL ADEQUACY AND LIQUIDITY

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the regulation of Office of Thrift Supervision (OTS), the Bank must have: (1) core capital equal to 3% of adjusted total assets; (2) tangible capital equal to 1.5% of adjusted total assets; and (3) total capital equal to 8.0% of risk-weighted assets, which includes off-balance sheet items.

On November 28, 1994, the OTS announced its decision to immediately reverse its August 1993 interim policy requiring institutions to include unrealized gains and losses, net of income taxes, on available-for-sale debt securities in regulatory capital. Because this revised policy applies only to regulatory capital, however, institutions must continue to comply with SFAF No. 115 for financial reporting purposes.

The following table is a reconciliation of the Bank's capital for regulatory purposes at March 31, 1996 as reported to the OTS.

                                           TANGIBLE      CORE       RISK-BASED
                               ASSETS       CAPITAL     CAPITAL      CAPITAL
                            ------------   ----------  ----------  -----------

Total assets                $115,491,715
Liabilities carried net of
 assets for regulatory
 purposes                        (41,935)
Unrealized loss on
 securities available-
 for-sale, net                   377,222
Adjusted regulatory
 total assets               $115,827,002
                            ------------
                            ------------
Risk based assets           $ 38,152,000
                            ------------
                            ------------
Stockholders' equity                       $5,471,020  $5,471,020  $5,471,020
Unrealized loss on
 securities available-
 for-sale, net                                377,222     377,222     377,222
General valuation allowance                        --          --     363,675
                                           ----------  ----------  ----------
Regulatory capital                          5,848,242   5,848,242   6,211,917
Regulatory capital required                 1,737,405   3,474,810   3,052,160
                                           ----------  ----------  ----------
Excess regulatory capital                  $4,110,837  $2,373,432  $3,159,757
                                           ----------  ----------  ----------
                                           ----------  ----------  ----------
Bank's capital to adjusted
 regulatory assets                              5.05%       5.05%
                                           ----------  ----------
                                           ----------  ----------
Bank's capital to risk-based assets                                    16.28%
                                                                   ----------
                                                                   ----------

At December 31, 1995 and March 31, 1996, the Bank met all minimum tangible, core and risk-based capital levels.

As previously reported, the last regular OTS examination of the Bank began on February 5, 1996 and concluded on March 8, 1996. (See "Regulation" under
Item 1, "Description of Business" in part I of the Bank's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995.) The Bank is prohibited by OTS regulation from disclosing the report of the examination or any portion thereof.

As reported in the Bank's Current Report on Form 8-K dated April 25, 1996, in connection with the most recent examination, the Board of Directors of the Bank received a letter dated April 12, 1996 from the OTS requesting a meeting with the Board of Directors to discuss an enforcement action which will establish an increased minimum capital requirement. The OTS has deemed the institution's capital inadequate and will require a new level of capital necessary and appropriate for the existing risk profile of the Bank.
Further, the OTS stated that upon issuance of an enforcement action, consideration would be given to the termination of the existing amended Prompt Corrective Action Directive ("PCAD") dated August 2, 1994, and the PCAD issued in July 1993.

The Board of Directors met with OTS officials on May 2, 1996 to discuss an enforcement action which will establish an increased minimum capital requirement for the Bank. At the conclusion of these discussions, the Board of Directors adopted a general strategic plan intended to increase the core capital to meet OTS capital requirements. The additional core capital amounts or percentages are to be determined later by agreement with the OTS. The general plan, which is subject to a number of conditions, including regulatory and shareholder approval, would include formation of a unitary thrift holding company and implementation of a rights offering to shareholders at the new holding company level. The Board also authorized establishment of a loan production office and directed management to revise the necessary business/capital plans to reflect the aforementioned actions.

The Bank is not able at this time to predict specifically what will be required by the OTS's pending enforcement action.

RESULTS OF OPERATIONS

THREE-MONTH COMPARATIVE ANALYSIS FOR PERIODS ENDED MARCH 31, 1996 AND 1995

The Bank's net income for the first quarter of 1996 was lower than the first quarter of 1995 by $41,854 or 64.09%. The reduction in net income was primarily due to a reduction in net interest income before provision for credit losses of $99,829 or 13.80% comparing the three months ended March 31, 1996 to the three months ended March 31, 1995. Total interest expense was lower by $49,785 or 3.75% for the first quarter ended of 1996 compared to the same period of 1995; however this did not offset the reduction in total interest income of $149,614 or 7.30%. The Bank is restructuring its deposit accounts it offers and increasing loans receivable to improve the net interest income in the future. The Bank also reduced its allowance for credit losses by a net of $61,779 by a credit to operations in the first quarter of 1996, compared to no provision in the prior year, based on a review of the adequacy of the allowance and after considering the further reduction in non-performing assets.

Non-interest income was lower by $13,159 or 6.21% comparing the three months ended March 31, 1996 and March 31, 1995. The reduction in non-interest income was primarily due to lower loan servicing fee income of approximately $15,000.

Non-interest expenses decreased $9,355 or 1.08% in the quarter ended March 31, 1996 compared to the quarter ended March 31, 1995. The decrease in non-interest expenses was primarily due to a $30,118 reduction in professional fees and a $15,838 reduction in compensation expenses, but was partially offset by a non-recurring charge to real estate operations which increased these expenses by $35,523.

PART II

FIRST SAVINGS BANK, F.S.B.

ITEM 1 - LEGAL PROCEEDING

     The information contained in the section captioned "Capital Adequacy and Liquidity" in this Form 10-QSB is incorporated by reference.

ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K

     (a)  Exhibits

          None

     (b) Reports on Form 8-K. The following report on Form 8-K was filed during the quarter ended March 31, 1996.

          (1) Form 8-K dated April 25, 1996 reporting under Item 5, a letter dated April 12, 1996 from the OTS.

                                 SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    FIRST SAVINGS BANK, F.S.B.


Date: May 14, 1996                               /s/  KEN HUEY, JR.
                                    --------------------------------------------
                                    Ken Huey, Jr., President, Chief
                                    Executive Officer and Director
                                    (DULY AUTHORIZED REPRESENTATIVE)



Date: May 14, 1996                              /s/  RODDY PEARCE
                                    --------------------------------------------
                                    Roddy Pearce, Vice President
                                    Controller and Chief Operating Officer
                                    (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)
                                       (DULY AUTHORIZED REPRESENTATIVE)























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